UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Aldridge, Douglas R.
   4582 Rebel Valley View
   Atlanta, GA  30339
   USA
2. Issuer Name and Ticker or Trading Symbol
   Interstate/Johnson Lane, Inc.
   IJL
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   October 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Director/Sr. Managing Director Interstate/Johnson Lane Corporation
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.20 par valu|10/24/|Nt.1| |1,905             |A  |$29.375    |19,410             |D     |N/A                        |
e                          |97    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|10/21/|Nt.2| |1,166             |A  |$30.0625   |1,166              |D     |Restricted Stock           |
e                          |97    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|10/01/|Nt.3| |1,909             |A  |$9.27      |1,909              |D     |Restricted Stock           |
e                          |96    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A   |N/A*| |1,600             |   |           |1,600              |I     |Spouse                     |
e                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A   |N/A*| |1,800             |   |           |1,800              |I     |IRA                        |
e                          |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Right-to-Buy/Non-Quali|$13.50  |N/A  |Nt.4| |           |   |Nt.4 |Nt.4 |Common stock|25,000 |       |25,000      |D  |N/A         |
fied Options          |        |     |    | |           |   |     |     |, $.20 par  |       |       |            |   |            |
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Right-to-Buy Option-St|$30.0625|10/21|Nt.5| |           |   |Nt.5 |Nt.5 |Common stock|25,000 |       |50,000      |D  |N/A         |
ock Award Plan        |        |/97  |    | |           |   |     |     |, $.20 par v|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
Nt.1-Restricted stock issued 10/24/95 with a 2-year vesting period, contingent upon continuous employment with
Issuer.
Nt.2-Cash compensation deferred during fiscal year ended 9/30/96, used to purchase 1,909 shares of 2-year restricted stock from Issuer at a price of $9.27 per share.
Nt.3-Cash compensation deferred during fiscal year ended 9/30/97, used to purchase 1,166 shares of 2-year restricted stock from Issuer at a price of $17.15 per share.
Nt.4-Non-qualified options granted 10/21/96, currently 100% exercisable, expires 10/21/06.
Nt.5-Stock Award Plan options granted 10/21/97, currently 100% exercisable, expires 10/21/07.